Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

+86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Ming Ni
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 2,000,000*

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 2,000,000*

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,000,000*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
7.9%**

(14)	Type of Reporting Person (See Instructions): IN

*	Represents warrants held as of the date of this Schedule 13D by Ming Ni to purchase an aggregate of 2,000,000 ordinary shares of the Issuer.
**	Percentage of class based on 23,408,371 ordinary shares outstanding as of November 30, 2021, which information was provided by the Issuer to the reporting person on December 1, 2021. In computing the percentage ownership of the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after November 30, 2021 are included.

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value

Issuer:	Dragon Victory International Limited

Room 1803, Yintai International Building, Kejiguan Road

Binjiang District, Hangzhou, Zhejiang Province, China

Telephone: +86-571-82213772

Item 2.	Identity and Background.

(a)	This statement is filed by Mr. Ming Ni (“Mr. Ni”).

(b)	The residential address of Mr. Ni is Flat 12, 30th Floor, Tower Two, The Metropolis Residence, No.8 Metropolis Drive, Kowloon, Hong Kong.

(c)	Mr. Ni is a private investor.

(d)	During the past five years, Mr. Ni, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Ni has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Mr. Ni is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 6, 2021, the Issuer entered into a Consulting and Warrant Issuance Agreement (the “Consulting Agreement”) with Natural Selection Capital Holdings Limited, a Cayman company, and Mr. Ni. Pursuant to the Consulting Agreement, Natural Selection Capital Holdings Limited and Mr. Ni agreed to provide certain services to the Issuer in connection with the development and ultimate transformation of the business of the Issuer into a blockchain-related business, and the Issuer agreed, among other things, to issue warrants to Mr. Ni to purchase an aggregate of 2,000,000 ordinary shares (the “Warrants”). The Warrants would become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the ordinary shares for the 10-trading-day period immediately prior to the exercise of the Warrants, and would expire five years after issuance. On November 30, 2021, the Issuer issued the Warrants to Mr. Ni.

As a result of the above-mentioned transaction, Mr. Ni currently beneficially owns 7.9% of ordinary shares of the Issuer.

Item 4.	Purpose of the Transaction.

The ordinary shares beneficially owned by Mr. Ni have been acquired as consideration for his services. The Issuer plans to appoint Mr. Ni as its Chief Operating Officer and director. Mr. Ni may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Ni does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares beneficially owned by Mr. Ni, as well as the number of ordinary shares as to which Mr. Ni has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 23,408,371 ordinary shares outstanding as of November 30, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ming Ni	2,000,000	7.9%	2,000,000	0	2,000,000	0

The securities reported above are held of record by Mr. Ni and include 2,000,000 ordinary shares issuable upon exercise of the Warrants.

(c)	Other than as described herein, Mr. Ni has not effected any transactions in ordinary shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule, to the knowledge of Mr. Ni, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Ni and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Consulting and Warrant Issuance Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission on August 9, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2021

/s/ Ming Ni
Ming Ni

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